Exhibit 99.1

Copa Holdings Announces Third Quarter Financial Results Release Schedule

PANAMA CITY, October 15, 2026 (GLOBE NEWSWIRE) -- Copa Holdings, S.A. (NYSE: CPA) announces the following events:

Earnings Release – Third Quarter 2026
Date:	November 18, 2026
Time:	After US market close
This release will be available on our website:	https://ir.copaair.com/financial-information/quarterly-results

Earnings Conference Call and Webcast
Date:	November 19, 2026
Time:	11:00 AM US ET (11:00 AM Local Time)
Join by phone:	https://register-conf.media-server.com/register/BIc22547d53bde4ccb81a6c2a82842dfde
Webcast (listen-only):	https://ir.copaair.com/events-and-presentations

We encourage our listeners to join the conference via webcast. To ensure a smooth experience, please access the website and complete registration/software installation prior to the scheduled start time.

If you are unable to listen to or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information, visit ir.copaair.com.

CPA-G

Investor Relations
investor.relations@copaair.com